

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

David Harlow
President and Chief Executive Officer
Bancfirst Corporation
100 N. Broadway Ave.
Oklahoma City, Oklahoma 73102

   Re: Bancfirst Corporation
     Form 10-K for the fiscal year ended December 31, 2021
     Filed February 25, 2022
     File No. 000-14384

Dear Mr. Harlow:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Allowance for Credit Losses, page 29

1. You disclose that your allowance is estimated for loans using a historical loss percentage based on losses arising specifically for each respective loan category, adjusted for various economic and environmental factors that are considered reasonable and supportable related to the underlying loans. Please provide us proposed revised disclosure to be included in future filings that:
  • Identifies the key quantitative inputs used in your estimate of the allowance for credit losses;
  • Indicates and quantifies how these key quantitative inputs changed from period to period; and
  • Quantifies the qualitative component of your estimate and how it interacts with the

quantitative component during the period; and
- Summarizes on page 74 the information requested above and clarify the length of time in your reasonable and supportable forecasts and the reversion method you applied after the reasonable and supportable forecast period. See Item 303(b)(3) of Regulation S-K and ASC 326-20-50-11.

Results of Operations
Average Balances, Income Expenses and Rates, page 32

2. Please tell us the amounts of fees included in interest income for each period presented. Tell us your consideration for disclosing these amounts as required by Instruction 3 to Item 1402 of Regulation S-K.

Maturity and Rate Sensitivity of Loans, page 41

3. Please represent to us that, in future filings, you will disaggregate your disclosure of your loans due after one year that have predetermined interest rates and those with adjustable rates for each loan category presented in your table as required by Item 1404(b) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Loans, page 56

4. In the third paragraph of this policy you disclose your election to exclude accrued interest receivable on loans from your estimate of credit losses. Please represent to us that in future filings you will specifically indicate that you made this election because you write off uncollectible accrued interest in a timely manner and what time periods you consider timely at the individual class of loan level as required by ASC 326-20-50-3C. In your response tell us those time periods or tell us where you have made the required disclosure in your filing or why it is not warranted.

5. In the penultimate paragraph on page 56 you indicate that you reverse interest accrued but not received on nonaccrual loans against interest income. Please represent to us that in future filings you will disclose the amount of such reversals in each period presented as required by ASC 326-20-50-3D or tell us where you made this disclosure or why it is not warranted.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures, page 58

6. Please tell us in detail why your adoption of ASC 326 and continuing application of that guidance results in an accrual for credit losses on off-balance sheet credit exposure that is not material when you have over $2.1 billion in loan commitments and stand-by letters of credit outstanding at December 31, 2021 as disclosed on page 91. In your response tell us the historic rates of these off-balance sheet exposures converting to actual loans and

funding and how you can "manage the extension of credit" and apparently avoid material future credit losses. Reference for us the specific authoritative literature you relied upon to support your accounting.

Allowance for Credit Losses on Available-for-Sale Debt Securities, page 59

7.   You disclose that you consider the period of time a security has been in an unrealized loss position in assessing credit losses or other factors. As the length of time a security is in an unrealized loss position is not a factor in assessing whether credit losses exist as stipulated in ASC 326-30-55-1, please tell us whether a change to your allowance for credit losses on debt securities results from removing the length of time from your assessment. Separately represent to us that you will modify your policy disclosure in future filings to remove the length of time a security is in an unrealized loss position from the factors considered in your credit loss assessment.

Note 5: Loans Held for Investment and Allowance for Credit Losses on Loans
Nonaccrual loans, page 68

8.   Please tell us the amount of interest income recognized on nonaccrual loans in 2021 and 2020 as well as the amortized cost basis of nonaccrual loans for which there is no related allowance for credit losses at the end of 2021 and 2020. Represent to us that you will disclose this information in future filings as required by ASC 326-20-50-16 or tell us why this disclosure is not warranted.

Allowance for Credit Losses Methodology, page 74

9.   Please tell us why your adoption of ASC 326 on January 1, 2020 resulted in a $3.2 million reduction of your allowance when the inclusion of expected future credit losses generally is expected to result in an allowance increase over the incurred methodology. Tell us your consideration for disclosing the cause of the decline and reference for us the specific authoritative guidance that supports your accounting.

Purchased Credit Deteriorated Loans, page 76

10.   Please tell us why you have no reconciling item for discounts or premiums attributable to factors other than credit losses between the purchase price and par value of purchased credit deteriorated loans for either period presented. In your response, tell us the market interest rates for similar loans and the stated interest rates on these loans at the dates of acquisition. In addition, tell us the interest income accrued on these loans in each period after acquisition and how the inherent rates of return compare to the market rates for these loans upon acquisition.

Collateral Dependent Loans, page 77

11.   Please tell us why the fair value of collateral dependent loans as disclosed on page 95 is different than the carrying value of these loans as depicted here.

David Harlow
Bancfirst Corporation
April 8, 2022
Page 4

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance